UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41629

ETAO International Co., Ltd.

(Exact name of registrant as specified in its charter)

1460 Broadway, 14th Floor

New York, New York 10036

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On February 16, 2024, ETAO International Co., Ltd., a Cayman Islands exempt company (the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”) at 9:30 a.m. Eastern Time, in person at 1460 Broadway, 14th Floor, New York, New York 10036, and virtually.

Each ordinary share that you own entitles you to one vote. Holders of a total of 46,931,211 ordinary shares, out of a total of 102,445,851 shares issued and outstanding and entitled to vote at the Meeting have voted. Therefore, a quorum of more than a third of all votes attaching to the total issued voting shares in the Company at the Meeting as of the record date of January 25, 2024 was reached. The final voting results for each matter submitted to a vote of shareholders at the Meeting are as follows:

1. The Share Consolidation

It was approved, as an ordinary resolution, to effect a share consolidation, of the Company’s ordinary shares at a ratio of one-for-twenty such that each twenty ordinary shares of the Company shall be combined into one ordinary share of the Company.

For	Against	Abstain
46,893,475	37,736	0

2. Increase of Authorized Shares

It was approved, as an ordinary resolution and immediately following the Share Consolidation, to increase the Company’s authorized share capital from US$50,000 divided into 25,000,000 ordinary shares of US$0.002 par value each to US$500,000 divided into 250,000,000 ordinary shares, par value US$0.002 each.

For	Against	Abstain
46,911,996	19,190	25

3. Amendment to the Share Capital

It was approved, as an ordinary resolution and immediately following the Increase of Authorized Shares, to amend the share capital of the Company, by:

(i) re-designating the authorized issued share capital of the Company from US$500,000 divided into 250,000,000 ordinary shares, par value US$0.002 each, to (a) 200,000,000 ordinary shares, par value US$0.002 each (the “Post-Alternation Ordinary Shares”), designated as 150,000,000 Class A ordinary shares, par value US$0.002 each (the “Class A Ordinary Shares”) and 50,000,000 Class B ordinary shares, par value US$0.002 each (the “Class B Ordinary Shares”), and (b) 50,000,000 preferred shares, par value US$0.002 each (the “Preferred Shares”); and

(ii) re-designating the issued and outstanding shares held by the shareholders of the Company as follows:

(a) 660,000 Class B Ordinary Shares to be issued held by Wensheng Liu, immediately after the effectiveness of the Share Consolidation and the Increase of Authorized Shares, be re-designated as 660,000 Class B Ordinary Shares; and

(b) each ordinary share which was registered in the name of a member (excluding the shares re-designated as Class B Ordinary Shares pursuant to the foregoing paragraph (a)) immediately after the effectiveness of the Share Consolidation and the Increase of Authorized Shares, shall be re-designated as a Class A Ordinary Share registered in the name of the relevant member (excluding the shares re-designated as Class B Ordinary Shares pursuant to the foregoing paragraph (a)).

For	Against	Abstain
44,815,831	2,115,355	25

4. Amendment to the M&A

It was approved, as a special resolution, to adopt the Amended M&A in substitution for the existing memorandum and articles of association of the Company.

For	Against	Abstain
46,816,501	114,688	22

5. Authorization to Adjourn the Meeting

It was approved, to authorize the adjournment of the Extraordinary General Meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the Extraordinary General Meeting or adjournment or postponement thereof to approve of the foregoing proposals.

For	Against	Abstain
46,816,065	115,110	36

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ETAO International Co., Ltd.

Date: March 13, 2024	By:	/s/ Wensheng Liu
Wensheng Liu Chief Executive Officer